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                                                         EXHIBIT (a)(9)

                                                         ITT Industries, Inc.
                                                         4 West Red Oak Lane
                                                         White Plains, NY 10604
                                                         Tel: (914) 641-2000
                                                         Fax: (914) 696-2950


ITT INDUSTRIES
  AUTOMOTIVE
  DEFENSE & ELECTRONICS
  FLUID TECHNOLOGY


                                  Contact:  Thomas R. Martin
                                            914-641-2157

FOR IMMEDIATE RELEASE


               ITT INDUSTRIES SUCCESSFULLY COMPLETES CASH TENDER
              OFFER AND ACQUIRES IN EXCESS OF 90% OF THE SHARES OF
                           GOULD PUMPS, INCORPORATED


        White Plains, NY, May 23, 1997 -- ITT Industries, Inc. (NYSE:IIN) today announced that its cash offer for all outstanding shares of common stock of Goulds Pumps, Incorporated expired, as scheduled, at 12:00 midnight, New York City time, on Thursday, May 22, 1997. Based on information provided by the Depositary, a total of approximately 20,269,000 shares of Goulds Pumps, Incorporated (or approximately 94% of the outstanding shares of Goulds) were validly tendered and not properly withdrawn pursuant to its cash offer for all outstanding shares of Goulds. Such share amount includes approximately 1,225,000 shares subject to guarantee of delivery.

        ITT Industries, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer. The acceptance of these shares in the tender offer results in ITT Industries' ownership of in excess of 90% of Goulds' outstanding common stock.

        In the second step of the acquisition, Goulds will be merged with a subsidiary of ITT Industries and each Goulds share not previously purchased in the tender offer will be converted into the right to receive $37.00 in cash. The merger will be completed as soon as practicable.

        ITT Industries (www.ittind.com) is a leading global diversified manufacturing company, with 1996 sales of $8.4 billion dollars from its three primary business segments: fluid technology, automotive, and defense and electronics. ITT Industries' automotive business is one of the world's largest independent suppliers of systems and components to automotive manufacturers. In the defense and electornics area, ITT Industries is a leader in the design, manufacture and support of high technology electronic systems and components for defense and commercial markets.

        In addition to the New York Stock Exchange, ITT Industries' stock is traded under the symbol ("IIN") on the Midwest, Pacific, London, Frankfurt and Paris exchanges.

NOTE TO EDITOR: THIS IS ITT INDUSTRIES (NYSE: IIN) NOT ITT CORPORATION (NYSE:ITT). ANY SHORTHAND REFERENCE TO ITT WILL BE INCORRECT.